Exhibit 99.1

Notice of Annual General Meeting and of Availability of Proxy Materials

Notice is hereby given that Stantec Inc. ("**Stantec**" or the "**Company**") will hold its annual general meeting:

When: Thursday, May 14, 2026
10:30 AM (MDT)

Where: **In Person** at the Stantec Tower - Suite 300, 10220 - 103 Avenue NW, Edmonton, Alberta, T5J 0K4.

- and -

Virtually via live audio webcast online at https://meetings.lumiconnect.com/400-172-872-287
Meeting ID: 400-172-872-287
Password: stantec2026 (case sensitive)

Stantec is holding its annual general meeting as a **hybrid** meeting where all shareholders of the Company, regardless of their geographical location, will have an equal opportunity to participate at the meeting. Shareholders will be able to attend, participate, submit questions and vote at the meeting either in person, or by logging in online and following the instructions set forth in the Company's Management Information Circular dated March 19, 2026 (the "**Circular**") under the section titled *Attending the Virtual Meeting* on page 8.

The meeting will be held to address the following business:

Business of the Meeting		For more information
1	Receive Stantec's financial statements for the year ended December 31, 2025, together with the auditor's report on those statements	Page 11 of the Circular and Stantec's 2025 Annual Report
2	Elect each of the directors of Stantec to hold office until the end of the next annual meeting or until their successors are appointed	Pages 11 and 13 of the Circular
3	Appoint the auditor of Stantec and authorize the directors to fix the auditor's remuneration	Page 12 of the Circular
4	Consider a nonbinding advisory resolution on Stantec's approach to executive compensation	Page 12 of the Circular
5	Transact any other business as may properly be brought before the meeting or any adjournment thereof	

Stantec's board of directors has fixed the close of business on March 19, 2026, as the record date for the determination of shareholders entitled to notice of and to vote at the meeting. Only shareholders of record on that date are entitled to vote on the matters listed in this Notice.

Notice-and-Access

As permitted by Canadian securities regulators, Stantec is using the "notice-and-access" mechanism for delivery of the Circular prepared in connection with the meeting to both registered and beneficial shareholders. This means that our Circular is being posted online for you to access, rather than being mailed out. This Notice includes information on how to access our Circular online and how to request a paper copy. Notice-and-access gives shareholders more choice, substantially reduces our printing and mailing costs, and is environmentally friendly as it reduces paper and energy consumption.

WHERE YOU CAN ACCESS THE CIRCULAR

On our website: stantec.com
under Investors // Financial Reports & Filings

On our profile on SEDAR+: sedarplus.ca

On our profile on EDGAR: sec.gov

It is very important that you read the Circular carefully before voting your shares.

Notice of Annual General Meeting and of Availability of Proxy Materials
March 19, 2026

Stantec Inc.

Voting Please note that you cannot vote by returning this Notice. Enclosed with this Notice, you will find a form of proxy or a voting instruction form that you can use to vote your shares of Stantec. You may vote your shares online, by phone or mail. Please refer to the instructions on your separate proxy or voting instruction form on how to vote using these methods. Registered shareholders: Computershare must receive your proxy form, or you must have voted by Internet or telephone before 10:30 AM (MDT) on Tuesday, May 12, 2026. Beneficial shareholders: Your intermediary must receive your voting instructions with sufficient time for your vote to be processed by Computershare before 10:30 AM (MDT) on Tuesday, May 12, 2026. Please refer to your voting instruction form for more information. How to request a paper copy of the Circular Upon request, Stantec will provide a paper copy of the Circular to any shareholder, free of charge, for a period of one year from the date the Circular is filed on SEDAR+. Here is how you can request a paper copy: Before the meeting If your request is made before the date of the meeting, the Circular will be sent to you within three business days of receipt of your request. To ensure receipt of the paper copy in advance of the voting deadline and meeting date, we estimate that your request must be received no later than 10:30 AM (MDT) on Monday, May 4, 2026 (this factors the three - business day period for processing requests as well as typical mailing times). Registered Shareholders Call the fulfillment service line at 1 - 866 - 962 - 0498. Please note that you will be asked to provide the 15 - digit control number indicated on your form of proxy. Beneficial Shareholders Call the fulfillment service line at 1 - 877 - 907 - 7643. Please note that you will be asked to provide the 16 - digit control number indicated on your voting instruction form. After the meeting If the request is made on or after May 14, 2026, the Circular will be sent to you within ten calendar days of receiving your request. Call 1 - 844 - 916 - 0609 for a copy of the Circular. Please note that you will not receive another form of proxy or voting instruction form; please retain your current one to vote your shares. If you have any questions regarding this Notice, notice - and - access, or the meeting, please call • Computershare Trust Company of Canada at 1 - 800 - 564 - 6253 (if you are a registered shareholder) or • Broadridge Financial Solutions, Inc. at 1 - 844 - 916 - 0609 (if you are a beneficial shareholder) By order of the board of directors, Paul J. D. Alpern Executive Vice President, General Counsel and Corporate Secretary March 19, 2026 Notice of Annual General Meeting and of Availability of Proxy Materials March 19, 2026 Stantec Inc.